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                                                 Filed by Zimmer Holdings, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933

                                               Subject Company:  Centerpulse AG
                                                  Registration No.  333-105561)

                                         Subject Company:  InCentive Capital AG
                                                  (Registration No. 333-105562)



On August 6, 2003, Zimmer Holdings, Inc. distributed the following correspondence to its employees.



                             All Zimmer Employees and Sales Force Members

                             Ray Elliott




Subject: Centerpulse Acquisition



It now appears that we will succeed in our effort to acquire Centerpulse and create the world's #1 pure-play orthopaedics company. Smith & Nephew today announced that it did not intend to raise its bid, which is lower than the one we announced on May 20. The Centerpulse board has said it will not yet issue a recommendation, but Smith & Nephew's decision makes it much more likely that Zimmer will be the successful bidder.

This news comes one day before the second anniversary of our independence. In just two very fast years, we have grown sales and earnings significantly and eliminated our net debt. We have put ourselves in position to make the Centerpulse acquisition and become the number one reconstructive company in the world, with strong franchises in the trauma, spine and dental markets.

We are likely to become a much bigger business, but our plans will remain simple. In fact, the key elements are the same ones we started the turnaround with in 1997: rapid commercialization of great products, services and techniques; internal innovation based on the industry's best R&D capability; selective, strategic acquisitions, joint ventures and alliances; and flawless execution of business fundamentals.

For all of you who have played and continue to play a direct role in this acquisition effort, thank you. For all of you who have picked up the slack for others because of the added work of this acquisition effort, thank you. And for everyone else, those who have kept our business growing and refused to be distracted by the acquisition effort, a special thank you. Your devotion to customer requirements has been critical and will remain important when we begin to integrate the Centerpulse business with Zimmer.

Thanks again and congratulations on establishing a terrific record for Zimmer to continue to build on.


Best regards,




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SAFE HARBOR STATEMENT

This letter contains forward-looking statements based on current expectations, estimates, forecasts and projections about the orthopaedics industry, management's beliefs and assumptions made by management. Forward-looking statements may be identified by the use of forward-looking terms such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," and "seeks" or the negative of such terms or other variations on such terms or comparable terminology. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to, price and product competition, rapid technological development, demographic changes, dependence on new product development, the mix of our products and services, supply and prices of raw materials and products, customer demand for our products and services, our ability to successfully integrate acquired companies, control of costs and expenses, our ability to form and implement alliances, international growth, U.S. and foreign government regulation, product liability and intellectual property litigation losses, reimbursement levels from third-party payors, general industry and market conditions and growth rates and general domestic and international economic conditions including interest rate and currency exchange rate fluctuations. In particular, forward-looking statements as to Zimmer's financial and business performance following the proposed acquisitions should be qualified by the absence of the opportunity for Zimmer to perform comprehensive due diligence on Centerpulse or InCentive Capital AG, a significant shareholder of Centerpulse. These forward looking statements might have been significantly different had such due diligence review been undertaken. For a further list and description of such risks and uncertainties, see the disclosure materials filed by Zimmer with the U.S. Securities and Exchange Commission. Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers of this document are cautioned not to place undue reliance on these forward-looking statements, since, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this document.

This letter is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the exchange offers for shares of Centerpulse and InCentive Capital AG. Investors and security holders should note that the exchange offers described in this letter have not been agreed to by Centerpulse or InCentive Capital AG and are subject to certain conditions. In connection with the exchange offers, Zimmer has filed registration statements on Form S-4 (each containing a prospectus/offer to purchase) and a proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission and submitted Swiss offer prospectuses to the Swiss Takeover Board. Investors and security holders of Centerpulse, InCentive Capital AG and Zimmer are advised to read these disclosure materials (including other disclosure materials when they become available), because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Zimmer with the U.S. Securities and Exchange Commission at the SEC's website at www.sec.gov. The disclosure materials and other documents of Zimmer may also be obtained from Zimmer upon request by directing such request to Sam Leno, Senior Vice President and CFO, 574-372-4790.

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ABOUT ZIMMER HOLDINGS, INC.

Zimmer, based in Warsaw, Indiana, is a worldwide leader in the design, development, manufacture and marketing of reconstructive orthopaedic implants and trauma products. Orthopaedic reconstruction implants restore joint function lost due to disease or trauma in joints such as knees, hips, shoulders and elbows. Trauma products are devices used primarily to reattach or stabilize damaged bone and tissue to support the body's natural healing process. Zimmer manufactures and markets other products related to orthopaedic surgery. For the year 2002, the Company recorded worldwide revenues of $1.37 billion. Zimmer was founded in 1927 and has more than 3,600 employees worldwide.

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Additional contacts:

          Switzerland: Hirzel. Neef. Schmid. Konsulenten
                       Aloys Hirzel/+41 43 344 42 49/a-hirzel@konsulenten.ch Andreas Thommen/+41 43 344 42 49/ a-thommen@konsulenten.ch

          U.K.: M Communications
                Hugh Morrison/+44 207 153 1534/morrison@mcomgroup.com Nick Miles/+44 207 153 1535/miles@mcomgroup.com